EXHIBIT 12

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

						Twelve	Three
						Months	Months
	Years Ended December 31,					Ended	Ended
	2011	2012	2013	2014	2015	3/31/2016	3/31/2016
EARNINGS
Income From Continuing Operations Before Income Tax Expense and Equity Earnings (a)	$2,297.7	$1,801.1	$2,093.3	$2,402.9	$2,622.9	$2,412.9	$713.6
Income Distributed from Equity Method Investment	—	—	—	22.6	18.0	20.2	2.2
Fixed Charges (as below)	1,209.0	1,257.5	1,135.4	1,104.7	1,099.3	1,095.5	269.9
Preferred Security Dividend Requirements of Consolidated Subsidiaries	(8.0)	—	—	—	—	—	—
Total Earnings	$3,498.7	$3,058.6	$3,228.7	$3,530.2	$3,740.2	$3,528.6	$985.7

FIXED CHARGES
Interest Expense	$933.1	$988.4	$905.6	$885.1	$890.9	$884.9	$217.0
Credit for Allowance for Borrowed Funds Used During Construction	62.6	68.9	39.8	44.5	61.3	63.5	16.1
Estimated Interest Element in Lease Rentals	205.3	200.2	190.0	175.1	147.1	147.1	36.8
Preferred Security Dividend Requirements of Consolidated Subsidiaries	8.0	—	—	—	—	—	—
Total Fixed Charges	$1,209.0	$1,257.5	$1,135.4	$1,104.7	$1,099.3	$1,095.5	$269.9

Ratio of Earnings to Fixed Charges	2.89	2.43	2.84	3.19	3.40	3.22	3.65

(a) All prior periods presented reflect the reclassification of AEP River Operations as Discontinued Operations. See “AEPRO (Corporate and
Other)” section of Note 6 to the Financial Statements for additional information.